UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 12, 2018

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

ITEM 8.	CERTAIN UNREGISTERED SALES OF EQUITY SECURITIES

The information set forth under Item 9 below is incorporated herein by reference.

Subsequent to March 12, 2018, Hightimes Holding Corp., a Delaware corporation (the “Company”), sold for $6.8726 per share an aggregate of 1,000 shares of its Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), to an investor. The Class A Common Stock was issued in connection with an exemption from registration provided by Rule 506(b) of Regulation D as promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in that each of the investors was an “accredited investor,” and the Company did not engage in any general advertisement or solicitation in connection with the purchase and sale of such securities.

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor the solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

The Company Offering.

The Company’s Form 1-A and Offering Circular for the sale of up to 4,545,454 shares of Class A Common Stock at a proposed offering price of $11.00 per share (the “Offering”) was qualified by the United States Securities and Exchange Commission (“SEC”) on March 12, 2018. As at the date of this report on Form 1-U, the Company has yet to commence the Offering of Class A Common Stock.

The shares of Class A Common Stock are being offered directly by the Company and its management. No commissions or other compensation will be paid to Company management with respect to sales initiated by them. On March 27, 2018, the Company engaged NMS Capital Advisors LLC as its managing selling agent (“Selling Agent”). The Selling Agent may engage one or more sub-selling agents or selected dealers. However, under the terms of its engagement agreement with the Company, neither the Selling Agent nor any sub-selling agent shall have any marketing or sales obligations other than to process indications of interest forwarded to the Selling Agent or sub-selling agents by the Company or its management. The Selling Agent is not purchasing any of the shares of Class A Common Stock being offered by the Company in the Offering and is not required to sell any specific number or dollar amount of such shares in the Offering.

Under the terms of its engagement agreement with NMS Capital Advisors, the Company has agreed to pay the Selling Agent a commission and fee equal to 3% of all gross proceeds received by the Company in the Offering in consideration for the Selling Agent’s commitment to process orders on behalf of the Company and its management. However, to the extent that the Selling Agent or any sub-selling agent directly sells shares of Class A Common Stock in the Offering to its clients or customers (the “Direct Sales”), the Company has agreed to pay selling commissions on such Direct Sales equal to 7% of the gross proceeds the Company may receive from such Direct Sales of the shares. The Selling Agent and participating broker-dealers, if any, and others shall be indemnified by the Company with respect to the Offering and the disclosures made by the Company in its Form 1-A and related Offering Circular.

Pending the approval by the Financial Institute Regulatory Authority (“FINRA”) of the compensation arrangements with the Selling Agent, the Company will only offer and sell its Class A Common Stock to potential purchasers who reside in states in which the Company has registered the offering or obtained an exemption from such registration.

Green Rush Daily.

As of August 31, 2017, the Company’s wholly-owned subsidiary, Trans-High Corporation (“Trans-High”), entered into an online sales representative agreement with Green Rush Daily Inc. (“Green Rush”), a daily on-line publication providing news and information relating to cannabis, including guides and strain reviews, products and health news. Under the terms of the agreement, Green Rush appointed Trans-High as Green Rush’s exclusive sales representative with respect to: (a) all advertisements to be sold or otherwise offered to third-party advertisers on the Green Rush websites, and (b) all advertisements for display to retail and wholesale channels on the websites. In a related development, Trans-High entered into a three-year employment agreement with Scott McGovern, the owner of Green Rush, under which Mr. McGovern became Senior Vice President of Publishing of the Trans-High Group. As partial consideration for obtaining the online sales representative agreement, in August 2017 the Company issued Scott McGovern an aggregate of 577,651 shares of Class A Common Stock.

On March 28, 2018, the parties terminated the online sales representative agreement and pursuant to an asset purchase agreement, dated March 28, 2017, Trans-High acquired certain of Green Rush’s assets that consisted solely of its websites, intellectual property, advertiser agreements and future revenues from such agreements. No employees or liabilities of Green Rush were acquired or assumed by Trans-High. As consideration for the purchased assets, Green Rush received 577,651 shares of Class A Common Stock and Hightimes Holding agreed to pay Green Rush an additional $500,000 in cash on or before September 30, 2018. Under the terms of the asset purchase agreement, if by September 30, 2018 either (a) Green Rush does not receive the $500,000 cash payment, (b) the Company does not consummate the Origo Merger, or (c) Hightimes Class A Common Stock does not trade on Nasdaq, another national securities exchange or is not quoted for trading on the OTC Market QX Exchange, the OTC Market QB Exchange or the Canadian Stock Exchange, Green Rush shall have the right to rescind the asset sale agreement and repurchase the assets in consideration for returning to the Company the 577,651 shares of Class A Common Stock.

In a related development, the parties rescinded the prior employment agreement and the 577,651 share issuance to Scott McGovern in August 2017 and on March 28, 2018 amended and restated the employment agreement with Mr. McGovern. The amended and restated employment agreement covers Mr. McGovern’s employment for a period of three years. Under the terms of the restated employment agreement, Mr. McGovern continues to receive an annual salary of $250,000 and annual bonuses to be based upon certain performance targets to be achieved by Trans-High that are to be mutually agreed upon between Mr. McGovern and the Trans-High board of directors by March 31, 2018. The agreement may be terminated by either party at any time upon 60 days prior written notice, or sooner if termination is either by Trans-High “for cause” or by the employee for “good reason” (as those terms are defined). Mr. McGovern also received stock options to purchase 289,630 shares of Class B non-voting Common Stock at an exercise price of $8.11 that vest in thirds on each of December 31, 2018, 2019 and 2020; provided, that if Mr. McGovern’s employment is terminated by the Company within the first 18 months (on or before June 30, 2019) 50% of the option shares will be deemed vested and if such termination is after June 30, 2019, all of the option shares will be deemed vested.

Origo Merger.

On March 12, 2018, the stockholders of Origo approved an amendment to the articles of association of Origo to extend the date on which Origo may consummate the contemplated merger with the Company or other business combination to June 12, 2018. The Company retains the right to unilaterally terminate the Merger Agreement with Origo at any time after April 15, 2018.

Fully-Diluted Equity.

The following tables update the tables set forth in the Form 1-A and related Offering Circular to reflect the fully-diluted equity securities to be owned by the various holder of Company securities before and after giving effect to the proposed Origo Merger.

Fully-Diluted Class A Common Stock Before the Proposed Origo Merger

The following table sets forth the number of shares of Company Class A Common Stock to be owned by (a) the current holders of Company Class A Common Stock, (b) holders of Purchase Notes, (c) the holder of Company warrants, (d) ExWorks Capital Fund I, L.P. (“ExWorks”) as holder of a $13,000,000 Company convertible note, assuming such note was fully converted into Class A Common Stock, (e) Bio Cup Music as holder of a $375,000 Company convertible note, assuming such note was fully converted into Class A Common Stock, and (f) investors in this Regulation A+ Offering, based on the sale of 10% (the Minimum Offering), 25%, 50%, 75% or 100% of the 4,545,454 shares of Company Class A Common Stock being offered by the Company in the Regulation A+ Offering. This Offering will be completed or terminated by the Company prior to consummation of the proposed Origo Merger. The Company may unilaterally terminate the Merger Agreement and proposed Origo Merger at any time following April 15, 2018.

Number of Class A Shares Sold	10%	25%	50%	75%	100%
Existing holders of Class A Common Shares	20,062,265	20,062,265	20,062,265	20,062,265	20,062,265
Green Rush Daily	577,651	577,651	577,651	577,651	577,651
Holders of Company Purchase Notes (1)	2,007,042	2,007,042	2,007,042	2,007,042	2,007,042
Investors in the Reg A+ Offering (2)	454,546	1,136,364	2,272,728	3,409,091	4,545,454
Holders of Bio Cup Note (3)	35,211	35,211	35,211	35,211	35,211
Holders of Company Warrant (4)	1,354,373	1,354,373	1,354,373	1,354,373	1,354,373
ExWorks Convertible Note (5)	1,313,131	1,313,131	1,313,131	1,313,131	1,313,131
Total	25,804,218	26,486,037	27,622,400	28,758,764	29,895,127

(1)	Gives effect to a $10.65 per share conversion price of $21,375,000 principal amount of Purchase Notes held by the former Trans-High stockholders, after giving effect to an agreed upon 25% discount of the current $28,500,000 principal amount.

(2)	Consists of purchasers of Company Class A Common Stock in the Reg A+ Offering at an offering price of $11.00 per share.

(3)	Includes shares of Company Class A Common Stock issuable upon full conversion of the $375,000 convertible note held by Bio Cup Canada Music Festival LTD. Assumes a $10.65 per share conversion price.

(4)	As a result of the execution of Amendment 3 to the ExWorks loan agreement; ExWorks now holds two warrants to purchase a total of 1,354,373 shares of Company Class A Common Stock representing a total of 5.0% of the fully-diluted Company Common Stock prior to the sale of Company Class A Common Stock in the Reg A+ Offering.

(5)	Includes shares of Company Class A Common Stock issuable upon full conversion of the $13,000,000 convertible note held by ExWorks at $9.90, or 90% of the per share offering price in this Regulation A+ offering of $11.00.

The above table does not include outstanding options granted to executive officers, directors and employees of the Company and its subsidiaries under its 2017 Equity Incentive Plan to purchase an aggregate of 1,737,779 additional shares of Company Class A Common Stock.

If the Company completes its Reg A+ Offering, its fully-diluted Common Stock, including the exercise of all outstanding stock options, would be between a minimum of 27,541,997 and a maximum of 31,632,906 shares of Common Stock.

Fully-Diluted Common Stock After the Proposed Origo Merger

The following table sets forth the amount of Merger Consideration in the form of Origo Shares representing voting common stock of Hightimes Media Corporation, a Nevada corporation, (as successor to Origo) that would be received at a value of $10.65 per share by (a) current holders of Company Class A Common Stock, (b) holders of Purchase Notes, (c) the holder of Company warrants, (d) the holder of a $13,000,000 Company convertible note if converted into Origo Shares, (e) Bio Cup Music as holder of a $375,000 Company convertible note, assuming such note was fully converted into Class A Common Stock, and (f) investors in the Reg A+ Offering to be conducted by the Company prior to the consummation of the Merger, based on the sale of 10% (the Minimum Offering) 25%, 50%, 75% or 100% of the 4,545,454 shares of Class A Common Stock being offered by the Company in the Offering.

Number of Class A Shares Sold (1)	10%	25%	50%	75%	100%
Existing holders of Class A Common Shares	18,211,239	18,058,175	18,031,735	18,073,354	18,111,747
Green Rush Daily	575,117	575,117	575,117	575,117	575,117
Holders of Company Purchase Notes (2)	1,821,864	1,806,652	1,803,906	1,808,070	1,811,911
Investors in the Reg A+ Offering (3)	412,607	1,022,905	2,042,701	3,071,124	4,103,530
Holders of Bio Cup Note (4)	31,962	31,695	31,647	31,720	31,788
Holders Company Warrant (5)	1,229,413	1,219.147	1,217,295	1,220,105	1,222,696
ExWorks Convertible Note (6)	1,191,976	1,182,023	1,180,227	1,182,951	1,185,464
Total	23,474,178	23,896,714	24,882,628	25,962,441	27,042,253

(1)	Based on the sale of a minimum of $5,000,000 in the Minimum Offering and a maximum of $50,000,000 of Company Class A Common Stock in the Offering. Pursuant to the terms of the Origo Merger Agreement, the valuation of the Company and its subsidiaries (the “Hightimes Group”), for purposes of calculating the Merger Consideration is subject to increase by $1.00 for each dollar of net proceeds in excess of $5,000,000 that the Company receives in the Offering. If the Company is able to sell 25%, 50%, 75% or 100% of the maximum 4,545,454 Offered Shares in the Offering, it would receive net proceeds of approximately $9,500,000, $20,000,000, $31,500,000 and $43,000,000, respectively (assuming full commissions of 8% are paid to broker/dealers or selling agents and other estimated marketing expenses ranging from between $2.0 million to $3.0 million), which would result in an increase the valuation of the Hightimes Group to $254.5 million ($250.0 million + $4.5 million of estimated net proceeds in excess of $5.0 million), $265.0 million ($250.0 million + $15.0 million of estimated net proceeds in excess of $5.0 million), $276.5 million ($250.0 million + $26.5 million of estimated net proceeds in excess of $5.0 million) and $288.0 million ($250.0 million + $38.0 million of estimated net proceeds in excess of $5.0 million), respectively, with a corresponding increase the number of Origo Shares payable as Merger Consideration from 23,474,178 to as much as 27,042,253 Origo Shares. In the event that the Company is unable to complete the Offering and does not sell any shares of Class A Common Stock, or the net proceeds of the Offering are $5,000,000 or less, the number of Origo Shares Company security holders will receive will remain at 23,474,178 shares, assuming a $10.65 per share price of the Origo Shares.

(2)	Assumes a $10.65 per share offering price and closing price of Origo Shares as traded on Nasdaq or another Qualified Stock Exchange on the first trading day after the Effective Time of the Origo Merger, which would represent the conversion price of the Company Class A Common Stock then held by the former holders of the Purchase Notes.

(3)	Consists of purchasers of Company Class A Common Stock in the Offering of a minimum of 454,545 shares of Company Class A Common Stock and a maximum of 4,545,454 shares of Class A Common Stock at an offering price of $11.00 per share. The foregoing table reflects the allocable adjustment of the Merger Consideration to the holders of such Company securities.

(4)	Includes shares of Company Class A Common Stock issuable upon full conversion of the $375,000 convertible note held by Bio Cup Canada Music Festival Ltd. Assumes a $10.65 per share conversion price and is adjusted to give effect to the allocable portion of the Merger Consideration.

(5)	ExWorks currently holds two warrants to purchase a total of 1,229,413 shares of Company Class A Common Stock representing a total of 5.0% of the fully-diluted Company Common Stock prior to the sale of Company Class A Common Stock in the Offering. The foregoing table reflects the allocable adjustment of the Merger Consideration to the ExWorks Warrant.

(6)	Includes shares of Company Class A Common Stock issuable upon full conversion of the $13,000,000 convertible note held by ExWorks at $9.90, or 90% of the per share offering price in the Offering of $11.00. The foregoing table reflects the allocable adjustment of the Merger Consideration to the ExWorks Convertible Note.

The above table does not include outstanding options granted to executive officers, directors and employees of the Hightimes Group under its 2017 Equity Incentive Plan to purchase an aggregate of 1,737,779 additional shares of Company Class A Common Stock. Following the Merger such Company option holders will receive a corresponding number of options of Hightimes Media Corporation, the successor to Origo.

THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO COMPLETE THE SALE OF AT LEAST $5,000,000 OF SHARES OF CLASS A COMMON STOCK IN THE REG A+ OFFERING, THAT THE ORIGO MERGER WILL BE CONSUMMATED, OR THAT THE COMPANY WILL BE ABLE RECEIVE ANY SIGNIFICANT NET PROCEEDS FROM EITHER OR BOTH TRANSACTIONS.

The forms of (a) the Engagement Agreement with NMS Capital Advisors LLC, (b) the Asset Purchase Agreement between Trans-High, the Company and Green Rush, and (c) the restated employment agreement with Scott McGovern are each filed as Exhibits to this Current Report on Form 1-U, and the foregoing summaries of the terms of such documents is subject to, and qualified in its entirety by, the full text of such documents, which are incorporated herein by reference.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Chief Executive Officer
Date:	March 30, 2018

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

3.1	Selling Agent Agreement, dated March 22, 2018, between Hightimes Holding Corp. and NMS Capital Advisors, LLC.

6.1	Asset Purchase Agreement, dated March 28, 2018, between Trans-High Corporation, High Times Holding Corp., Green Rush Daily, LLC and Scott McGregor.

6.2	Amended and Restated Employment Agreement, dated March 28, 2018, between Trans-High Corporation and Scott McGregor.